CAPSOURCE FINANCIAL, INC.

2305 Canyon Boulevard, Suite 103

Boulder, CO 80302

(303) 245-0515

August 13, 2007

Via EDGAR and Facsimile (202) 772-9368

U.S. Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jennifer R. Hardy Legal Branch Chief

Re:	CapSource Financial, Inc. Pre-Effective Amendment No. 5 to Registration Statement on Form SB-2 File No. 333-137829

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CapSource Financial, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Pre-Effective Amendment No. 5 to Registration Statement on Form SB-2 (the “Registration Statement”) be accelerated to Monday, August 13, 2007, at 1:00 p.m. (Eastern Daylight Savings Time), or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as related to the proposed public offering of the securities specified in the Registration Statement. The Company hereby acknowledges that (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CapSource Financial, Inc.

By   /s/   Stephen E. Reichert
        Its General Counsel